Exhibit 1.5

Attendees Award Pivotal ‘Best of Show’ at the Gartner Healthcare IT Summit

Summit attendees recognize Pivotal for its high-visibility presence

FOR IMMEDIATE RELEASE

Vancouver, BC — December 1, 2004 — Pivotal Corporation, a CDC Software company, and a leading CRM solution provider for mid-sized enterprises, today announced that it won the Healthcare IT Summit Executives’ Choice Award: Best of Show at the Gartner Healthcare IT Summit held November 14-17 in Baltimore, Maryland.

“IT payers and provider executives in attendance voted Pivotal ‘Best of Show’ for its high-visibility presence, demonstrated thought-leadership, and high level of excellence for healthcare IT vendors at an event,” said Charles Badoian, global senior director, Healthcare IT Summit. “We congratulate Pivotal on achieving this recognition from the executives in attendance.”

Pivotal’s event presence included a joint Pivotal-Microsoft presentation titled, “The Paper Shuffle: What is it Really Costing You?” by healthcare experts David Self, general manager of healthcare solutions at Pivotal and Dr. Dennis Schmuland, MD FAAFP, global health plan industry manager at Microsoft Corp. During the presentation attendees learned how technologies can help payers reduce paper-intensive processes and streamline sales, underwriting and enrollment processes.

“We are absolutely delighted to receive the IT Executives’ Choice Award for Best of Show at the Gartner Healthcare IT Summit,” said David Self, general manager, healthcare solutions, Pivotal. “Judged and selected by payer and provider executives in attendance, this award validates and recognizes the strong momentum Pivotal has achieved in the healthcare insurance market as a result of our dedication, innovation and execution.”

According to Divesh Sisodraker, president and CEO, Pivotal, “The healthcare insurance market is a strategic priority for Pivotal. Pivotal is the only CRM vendor that has truly designed an intuitive system to help healthcare insurance organizations eliminate paper-intensive processes, lower administration costs and reduce the number of touch points required to enroll and renew members. We are proud of our achievements and positive reviews and look forward to increasing our momentum in this exciting market.”

About Pivotal Corporation

Pivotal Corporation, a software unit of chinadotcom corporation, is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises — a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,700 companies around the world have licensed Pivotal including: Centex Homes, Farm Credit Services of America, Premera Blue Cross, Qiagen, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has approximately 2,000 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the risks involved in developing software solutions and integrating them with third-party software and services. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Leslie Castellani
Pivotal Corporation
Tel: 604/699-8151
Email: lcastellani@pivotal.com

© 2004 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.